Cagle's Inc. and Subsidiary
A LETTER FROM THE CEO
To Our Stockholders:
We have just completed one of the most difficult years in our company's fifty-eight year history. Depressed market prices plagued the company and the broiler industry throughout the year.

The mounting losses have caused the company to make several difficult decisions during the year, among them the curtailment of a shift of slaughter and deboning production at our Pine Mountain Valley plant and reduced production in the other two facilities at times during year. All cost factors have been scrutinized and reductions, painful but necessary, made where appropriate.

We have used asset sales, most notably sales of the company's interest in certain joint ventures to reduce debt and induce our bank group to extend financing facilities while the company seeks to refinance its operations. While the facilities have been extended as necessary, the structure does not meet the needs of the company and replacement with a facility that will provide the flexibility and liquidity required is a priority.

While the past year was a major disappointment and challenge, the future for Improved market conditions offer some reason for optimism. The industry has Demonstrated restraint in placements since the fall of 2002, which is resulting in less product on the market. Pork and beef are also expected to be less abundant resulting in a total reduction of meat protein available to which market prices are expected to respond positively.

I wish to extend a special thanks to all our stockholders, employees, contract growers, customers and especially to our vendors who have been so supportive throughout these tough times. We ask your continued support as we strive to return the company to profitable operations and a strong financial position.

Sincerely,
/s/ J. Douglas Cagle
J. Douglas Cagle
Chairman and C.E.O.

1

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

Management's Discussion and Analysis of
Financial Condition and Results of Operations
General:
As has been discussed on a quarterly basis, the losses that have mounted throughout the year have had a serious impact on the Company's liquidity and overall financial condition. The continuation of a depressed market condition that has lasted longer than any in years, combined with costs associated with a new plant, were a major contributor to the losses. Adding to the aforementioned is a large cost burden associated with the numerous extensions of existing credit facilities and outside consultants and higher interest rates required to be retained to induce the lenders to continue as replacement financing is being pursued.
The Bank Group has agreed to extend the existing credit facilities until April 10, 2004 with certain covenant requirements that must be met. The Company will utilize this time to pursue replacement financing.
In addition to the extension granted by the Bank Group, the term lender has agreed to a deferral of principal payments until October 1, 2003 or earlier in the event of a refinancing event.
The Company expects the generally depressed conditions in the broiler industry and the losses experienced by the Company and most of the industry to cause traditional refinancing to be very difficult and is concentrating its efforts toward non-traditional sources and structure.

Year 2003 compared to 2002
Revenues declined by 11.3% as compared to 2002 and can be attributed to $9 Million of outside feed sales that were included in 2002 (non-recurring), market prices that averaged 3.9% higher but still remained at historic low averages: boneless thigh meat was 24.8% lower, wings were 38.75% lower, boneless skinless breast was lower than a year ago and 2% less tonnage was sold as production was reduced due to the depressed market situation in the industry.
Gross margins were a negative 4.0% for 2003 as compared to negative .89% in 2002. 2003 gross margin is impacted by $6.7 million recovery in a lawsuits involving vitamin manufacturer and adjusted for this recovery, gross margin would have been negative 6.1%.
Selling, delivery and general administrative expenses as a group decreased by 3.6% and as a category general and administrative expenses decreased by 1.8% and is due to increases in the cash surrender values of life insurance policies. These increases are offset by fees charged by the bank group for extension of credit facilities and consulting fees for monitoring services required by the banks and for services exploring replacement financing. Legal and professional expenses were also a major factor in 2003.

Interest Expense
Interest expense for 2003 was 17.2% lower than for 2002 resulting from lower debt levels throughout the year. Interest rates, however, were higher due to increased rates imposed by lenders during the credit facility extension periods.

Other Income
Other income is comprised of gains on disposal of the Company's interest in joint ventures and its property in Lovejoy, Georgia, The Talmadge Farms facility. This income is offset by settlements of several lawsuits involving independent growers.

2

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Equity in earnings of unconsolidated affiliates
The Company's share of earnings from unconsolidated affiliates declined by $6.5 million and results from the company's sale of its interest in Cagle Foods JV, LLC and Cagle Foods Credit LLC on April 30, 2002 and its minority interest in a rendering company in December 2002. The Company's share of earnings was reported in this classification until the month of sale.

Income taxes
The Company has classified the income tax provision (benefit) as a reduction of its non-current tax liability in anticipation of application of loss carryforwards in future periods.

Year 2002 compared to 2001
The Company's net revenues increased by 26.5% in 2002 as compared to 2001.
The increase is attributed to a total production increase of 24.9% as the new processing plant reached full slaughter capacity. Part of the increased revenues is attributed to approximately $9 million of finished feed sales, which is non-recurring.
While volume increased, market prices continued to be challenging, especially boneless, skinless breast meat items that comprise a large percentage of the Company's product mix and in most cases were selling substantially lower than quoted market prices. This situation deteriorated further late in the fourth quarter when a ban on the purchase of US poultry was put into place by Russia. This has caused the price of dark meat, for which Russia is the largest export customer, to plummet from already low prices. This has had an effect on other items' prices, as well as cheap leg quarters displacing other items in the market place domestically.
Gross margins were a negative .89% as compared to a negative 1.7% in 2001. This improvement, while still negative, reflects the move toward full production in the new processing facility, somewhat lower energy prices countered by slightly higher feed cost (1.88%). Market prices were better on average while still depressed.
Selling, delivery and general administrative expenses as a group declined by 4% as compared to 2001; however, there was some shifting of expenses within the categories as selling expenses increased and general and administrative expenses declined. Increases were mainly payroll related as sales staffing was increased and commissions, which increased by 71%. Legal expenses were lower by 12.2% as the litigation in which the Company is involved began to reach more mature stages.

Financial condition & liquidity
The Company's liquidity has remained challenged throughout 2003 due to the operating losses. Some periodic relief has been provided through the sale of assets that provided additional availability under the revolving credit agreement and from recoveries in a lawsuit involving vitamin manufacturers. Additional liquidity has been provided through production cut backs that reduce field inventories and continuous attention to inventories and accounts receivable.
The continued losses experienced by the Company and the resulting strain on cash flow loss further deteriorated the Company's overall financial condition and impacted efforts to acquire new financing to replace the current bank group and provide adequate availability to allow the Company to recoup its losses as the market situation adjusts as it is currently showing evidence of doing.
The Company, for its part, has retained outside consultants to assist with (a) Further asset sales or (b) obtaining new financing.

3

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Five Year Selected Financial Data
(In Thousands, Except Per Share Data)

                      52 Weeks   52 Weeks    52 Weeks  53 Weeks 53 Weeks
                        Ended     Ended       Ended     Ended     Ended
                      March 29,  March 30,  March 31,   April 1,  April 3,
                         2003      2002       2001       2000      1999
..                     ---------  ---------  --------- --------- ---------
OPERATING RESULTS:
 Net sales            $ 313,800  $ 353,792  $ 279,671  $ 331,852 $ 361,609
  Operating expenses    344,297    375,557    303,819    321,908   330,450
..                     ---------  ---------  --------- --------- ---------
Operating (loss)income (30,497)   (21,765)   (24,148)     9,944    31,159
 Interest expense       (8,156)    (9,852)    (5,624)    (2,077)   (2,916)
  Other income, net      16,323    12,171     12,232      7,671     5,466
..                     ---------  ---------  --------- --------- ---------
(Loss) income
   before income taxes  (22,330)  (19,446)   (17,540)    15,538    33,709
 (Benefit) provision
   for income taxes      (9,058)  (12,485)    (8,491)     5,594    12,201
..                     ---------  ---------  --------- --------- ---------
 Net (loss) income  $   (13,272) $ (6,961) $  (9,049) $   9,944 $  21,508
..                     =========  =========  ========= ========= =========

FINANCIAL POSITION:
 Working capital        (49,235)    14,324     21,705    28,830    30,469
 Total assets           171,777    239,951    245,502   192,470   150,807
 Long-term debt and
  capital lease
   obligations           23,479    114,885    115,429    66,570    36,873
 Stockholders' equity    51,992     64,397     72,203    81,679    73,174


PERFORMANCE
PER COMMON SHARE:
 Net (loss) income:
  Basic               $   (2.80) $   (1.47)  $  (1.91) $   2.09 $    4.42
  Diluted                 (2.80)     (1.47)     (1.91)     2.09      4.41
  Dividends                   -          -       0.09      0.12      0.12
 Book value at the end
  of the year             10.96      13.58      15.23     17.19     15.03
  Average number of
   common shares
   outstanding:
         Basic            4,745      4,743      4,742     4,752     4,870
         Diluted          4,745      4,743      4,742     4,755     4,878

4

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

Dividend Policy
The board of directors considers dividends in light of operating results, current earnings trends, and prevailing economic conditions.

Stockholders
As of March 29, 2003, there were 192 stockholders of record of the Company's Class A common stock.

Market Price of Common Stock
The Company's common stock is listed and principally traded on the American Stock Exchange, ticker symbol CGL. Quarterly dividend data and market highs and lows for the past two years were:

                         Fiscal 2003                    Fiscal 2002
..                 ------------------------       ---------------------------
                  Dividend    High     Low       Dividend     High     Low
..                 --------   ------  ------      --------   ---------  -----
   Quarter:
   First            $0.00     10.80    9.85       $0.00       11.10     9.85
   Second            0.00     10.05    9.80        0.00       11.40     9.80
   Third             0.00      8.30    6.10        0.00       10.15     6.10
   Fourth            0.00      8.10    5.75        0.00        9.35     5.75


Changes in Accountants
Subsequent to the end of the previous fiscal year, on April 5, 2002, Cagle's, Inc. dismissed Arthur Andersen LLP as its auditor. The dismissal was approved by the Company's audit committee of the board of directors. The report of Arthur Andersen LLP on the Company's consolidated financial statements for the fiscal year ending March 30, 2002 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, nor were there any disagreements during fiscal 2002 or during the subsequent interim period through the date of dismissal of the auditor on any matter of accounting principles or practices, consolidated financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make a reference to the subject matter or the disagreement in connection with its report. No reportable events have occurred during fiscal 2002 or during the subsequent interim period through the date of dismissal of the auditor.

Also on April 5, 2002, Cagle's, Inc. retained the accounting firm of Moore Stephens Frost, PLC in Little Rock, Arkansas, to complete the audit for the Company's fiscal 2002 and also for the most recently completed fiscal year ending March 29, 2003. During the Company's last two fiscal years, and during the period since the end of the most recent fiscal year, the Company has not consulted Moore Stephens Frost with respect to the application of accounting principles to any specific transaction, or with respect to the type of audit opinion that might be rendered on the Company's consolidated financial statements, or with respect to any disagreement with prior accountants or any reportable event.

5

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

Management's Responsibility for
Financial Statements

The management of Cagle's, Inc. and its subsidiary has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. In the preparation of the consolidated financial statements, it is necessary to make informed estimates and judgments based on currently available information as to the effect of certain events and transactions. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.
Cagle's, Inc. and its subsidiary maintain accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorization. However, limitations exist in any system of internal control based upon the recognition that the cost of that system should not exceed the benefits derived.
Cagle's, Inc.'s independent auditors, Moore Stephens Frost, PLC, are engaged to audit the consolidated financial statements of Cagle's, Inc. and subsidiary and to express an opinion thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America to enable them to report whether the consolidated financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Cagle's, Inc. and subsidiary in conformity with accounting principles generally accepted in the United States of America.


/s/ J. Douglas Cagle                   /s/ Kenneth R. Barkley
J. Douglas Cagle                       Kenneth R. Barkley
Chairman and Chief Executive Officer   Senior Vice President Finance,
                                       Treasurer and Chief Financial Officer

May 8, 2003

6

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

Independent Auditor's Report

The Board of Directors
Cagle's, Inc. and Subsidiary
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Cagle's, Inc. (a Georgia corporation) and subsidiary as of March 29, 2003 and March 30, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of the Company for the year ended March 31, 2001, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those consolidated financial statements in their report dated May 9, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cagle's, Inc. and subsidiary as of March 29, 2003 and March 30, 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Frost, PLC
Certified Public Accountants

Little Rock, Arkansas
May 8, 2003 (except for Notes 3 and 15,
for which the date is June 13, 2003)

7

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

Consolidated Balance Sheets
March 29, 2003 and March 30, 2002
(In Thousands, Except Par Values)

ASSETS                                                 2003        2002
..                                                  -----------   ---------
CURRENT ASSETS:
Cash and cash equivalents......................... $       100   $      91
Trade accounts receivable, less allowance for
doubtful accounts of $692 and $446 in 2003
and 2002, respectively ...........................      13,276      16,919
Inventories ......................................      27,487      34,176
Refundable income taxes, current portion .........       1,137       5,490
Other current assets .............................         576         559
Total current assets .............................      42,576      57,235
INVESTMENTS IN AND RECEIVABLES FROM
UNCONSOLIDATED AFFILIATES ........................       4,179      45,136

ASSETS HELD FOR SALE .............................       6,738       6,738

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land .............................................       2,801       2,912
Buildings and improvements........................      91,287      92,613
Machinery, furniture, and equipment ..............      96,439      95,861
Vehicles .........................................       6,785       6,837
Construction in progress .........................           0          70
..                                                  -----------   ---------
                                                       197,312     198,293
Less accumulated depreciation ....................     (86,334)    (74,209)
..                                                  -----------   ---------
Property, plant and equipment, net................     110,978     124,084
..                                                  -----------   ---------
OTHER ASSETS
Long-term refundable income taxes ................       3,389       4,526
Intangible assets.................................         370         538
Other miscellaneous assets .......................       3,547       1,694
..                                                  -----------   ---------
Total other assets ...............................       7,306       6,758
..                                                  -----------   ---------
TOTAL ASSETS .....................................    $171,777    $239,951
..                                                  ===========   =========
The accompanying notes are an integral part of these consolidated financial statements.

8

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

Consolidated Balance Sheets
March 29, 2003 and March 30, 2002
(In Thousands, Except Par Values)

LIABILITIES AND STOCKHOLDERS' EQUITY                   2003        2002
..                                                  -----------   ---------
CURRENT LIABILITIES:
Current maturities of long-term debt  ...........  $    61,994   $   9,921
Accounts payable ................................       20,280      24,143
Accrued expenses.................................        9,537       8,847
..                                                  -----------   ---------
Total current liabilities........................       91,811      42,911
..                                                  -----------   ---------
LONG-TERM DEBT ..................................       23,479     114,885
..                                                  -----------   ---------
DEFERRED INCOME TAX LIABILITIES .................        3,336      11,831
..                                                  -----------   ---------
OTHER NONCURRENT LIABILITIES ....................        1,159       5,927
..                                                  -----------   ---------

COMMITMENTS AND CONTINGENCIES (Notes 3 and 12)

STOCKHOLDERS' EQUITY:
Preferred stock, $1 par value;
1,000 shares authorized, none issued ............            0           0
Common stock, $1 par value;
9,000 shares authorized, 4,748 shares issued
and 4,747 and 4,745 shares outstanding in 2003
and 2002, respectively ..........................        4,748       4,748
Treasury stock, at cost..........................          (84)        (94)
Additional paid-in capital ......................        4,198       4,198
Retained earnings ...............................       43,130      56,402
Other comprehensive income (loss) ...............            0        (857)
..                                                  -----------   ---------
Total stockholders'equity........................       51,992      64,397
..                                                  -----------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $   171,777   $ 239,951
..                                                  ===========   =========

The accompanying notes are an integral part of these consolidated financial statements.

9

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Consolidated Statements of Operations
For the Years Ended March 29, 2003, March 30, 2002 and March 31, 2001 (In Thousands, Except Per Share Data)

..                                               2003       2002       2001
..                                             --------   --------   --------
NET SALES ..................................  $313,800   $353,792   $279,671
..                                             --------   --------   --------
COSTS AND EXPENSES:
 Cost of sales .............................   326,352    356,948    284,434
 Selling and delivery ......................     9,745     10,259      8,668
 General and administrative ................     8,200      8,350     10,717
..                                             --------   --------   --------
                                               344,297    375,557    303,819
..                                             --------   --------   --------
OPERATING LOSS .............................   (30,497)   (21,765)   (24,148)
OTHER INCOME (EXPENSE):
Gain on sale of unconsolidated affiliates ..    12,914          0          0
Interest expense ...........................    (8,156)    (9,852)    (5,624)
Other (expense) income, net ................    (1,037)     1,213        317
..                                             --------   --------   --------
Total other income (expense) ...............     3,721     (8,639)    (5,307)
..                                             --------   --------   --------
LOSS BEFORE EQUITY IN
EARNINGS OF UNCONSOLIDATED
AFFILIATES AND INCOME TAXES                    (26,776)   (30,404)   (29,455)

EQUITY IN EARNINGS OF
UNCONSOLIDATED AFFILIATES ..................     4,446     10,958     11,915
..                                             --------   --------   --------
LOSS BEFORE INCOME TAXES....................   (22,330)   (19,446)   (17,540)
..                                             --------   --------   --------
INCOME TAXES BENEFIT .......................    (9,058)   (12,485)    (8,491)
..                                             --------   --------   --------
NET LOSS ...................................  $(13,272)  $ (6,961)  $ (9,049)
..                                             ========   ========   ========

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING:
Basic ......................................     4,745      4,743      4,742
..                                             ========   ========   ========
Diluted ....................................     4,745      4,743      4,742
..                                             ========   ========   ========

PER COMMON SHARE:
Net loss
Basic ......................................   $ (2.80)   $ (1.47)   $ (1.91)
..                                             ========   ========   ========
Diluted ....................................   $ (2.80)   $ (1.47)   $ (1.91)
..                                             ========   ========   ========
Dividends ..................................   $     0    $     0    $  0.09
..                                             ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

10

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

Consolidated Statements of Stockholders' Equity
For the Years Ended March 29, 2003, March 30, 2002 and March 31, 2001 (In Thousands)

(In Thousands)
                                                            Accumu-
                                                            ulated
                                                            Other
                                            Addit-   Reta-  Compre-
               Common Stock  Treasury Stock ional    ined   hensive
               ------------- -------------- Paid-In  Earn-  Income
               Shares Amount Shares  Amount Capital  ings   (Loss)   Total
..              ------ ------ ------  ------ ------- ------- ------- -------
BALANCE, April
 1, 2000        4,748  4,748    (6)  $ (106)  4,198  72,839       0  81,679

Net loss            0      0     0        0       0  (9,049)      0  (9,049)
Cash dividends
paid                0      0     0        0       0    (427)      0    (427)
..              ------ ------ ------  ------ ------- ------- ------- -------
BALANCE, March
 31, 2001       4,748 $4,748    (6)  $ (106)$ 4,198 $63,363 $     0 $72,203

Cumulative
effect of
accounting
change
(Note 1)            0      0     0        0       0       0    (944)   (944)
Net loss            0      0     0        0       0  (6,961)      0  (6,961)
Unrealized gain
on interest
rate swaps          0      0     0        0       0       0      87      87
..                                                                    ------
Comprehensive
loss                                                   (6,874)
..                                                                    ------
Exercise of
stock options       0      0     3       12       0       0       0      12
..              ------ ------ ------  ------ ------- ------- ------- -------
BALANCE, March
30, 2002        4,748  4,748    (3)     (94)  4,198  56,402    (857) 64,397

Net loss            0      0     0        0       0 (13,272)      0 (13,272)
Unrealized gain
on interest
rate swaps          0      0     0        0       0       0     857     857
..                                                                    ------
Comprehensive
loss                                                                (12,415)
..                                                                    ------
Exercise of
stock options       0      0     2       10       0       0       0      10
..              ------ ------ ------  ------ ------- ------- ------- -------
Balance, March
29, 2003        4,748 $4,748    (1)  $  (84)$ 4,198 $43,130 $     0 $51,992

The accompanying notes are an integral part of these consolidated financial statements.

11

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<page


Consolidated Statements of Cash Flows
For the Years Ended March 29, 2003, March 30, 2002 and March 31, 2001

(In Thousands)
                                                2003       2002       2001
..                                            ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .................................   $ (13,272) $ (6,961)  $ (9,049)
Adjustments to reconcile net loss to
net cash used in operating activities
Depreciation..............................      14,109    15,002     10,021
Amortization .............................         365       454          0
Gain on sale of property, plant
and equipment ............................        (286)   (1,020)       (36)
Gain on sale of unconsolidated affiliates.     (12,914)        0          0
Income from unconsolidated affiliates,
net of distributions .....................      (1,620)   (6,039)    (4,463)
Change in deferred income tax liabilities.      (8,495)   (1,881)       925
Changes in operating assets and liabilities
Trade accounts receivable, net ...........       2,397    (4,979)     3,321
Inventories ..............................       6,689       894     (3,958)
Notes receivable .........................           0         0      1,400
Refundable income taxes ..................       5,490      (531)    (9,485)
Other current assets .....................         (17)      155      2,251
Accounts payable .........................      (3,863)    6,342      7,048
Accrued expenses .........................         690    (2,468)      (327)
..                                            ---------  ---------  ---------
Net cash used in operating activities ....     (10,727)   (1,032)    (2,352)
..                                            ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant, and equipment     (1,176)     (860)   (60,003)
Proceeds from sale of property, plant
and equipment ............................         459     2,541         36
Proceeds from sale of unconsolidated
affiliates ...............................      56,737         0          0
Increase in other assets .................      (1,836)      (88)      (529)
(Decrease) increase in other liabilities..      (3,911)   (2,471)     3,886
..                                            ---------  ---------  ---------
Net cash provided by (used in) investing
activities ...............................      50,273      (878)   (56,610)
..                                            ---------  ---------  ---------

The accompanying notes are an integral part of these consolidated financial statements.

12

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<page

Consolidated Statements of Cash Flows, Continued
For the Years Ended March 29, 2003, March 30, 2002 and March 31, 2001

(In Thousands)
                                                2003       2002       2001
..                                            ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt... $     378  $  52,823  $ 105,007
 Payments of long-term debt.................   (39,711)   (51,947)   (54,031)
 Payment of loan costs .....................      (214)         0          0
 Proceeds from exercise of stock options....        10         12          0
 Cash dividends paid........................         0          0       (427)
..                                            ---------  ---------  ---------
Net cash (used in) provided by
 financing activities.......................   (39,537)       888     50,549
..                                            ---------  ---------  ---------

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS........................         9     (1,022)    (8,413)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR ..........................        91      1,113      9,526
..                                            ---------  ---------  ---------

CASH AND CASH EQUIVALENTS AT
END OF YEAR................................. $     100  $      91   $  1,113
..                                            =========  =========  =========

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
 Interest paid ............................. $   6,572  $  10,658   $  8,084
 Income taxes refunded, net.................    (6,151)   (10,111)    (2,317)

The accompanying notes are an integral part of these consolidated financial statements.

13

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<page

Notes to Consolidated Financial Statements
March 29, 2003, March 30, 2002 and March 31, 2001

(In Thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Principles of consolidation - The consolidated financial statements include the accounts of Cagle's, Inc. and it's wholly-owned subsidiary (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates are accounted for under the equity method.

b. Nature of operations - The Company operates as a vertically integrated poultry processor. As such, its operations, which are located in the southeastern United States, consist of breeding, hatching and growing chickens; feedmill; processing; further processing and marketing operations. The Company's products are primarily sold in the United States to supermarkets, food distributors, food processing companies, national fast-food chains and institutional users.

  Integrated poultry processors operate in an environment wherein the commodity nature of both their products for sale and their primary raw materials causes sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for their products for sale and the supply and demand factors for their primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, to decrease, or to invert, often on a short-term basis.

  The Company operates in one segment, as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information."

c. Revenue recognition - The Company recognizes revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed and determinable, and collectibility is reasonably assured.

  d. Cash equivalents - For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid cash investments purchased with an original maturity of three months or less to be cash equivalents.

  e. Accounts receivable - In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with its customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected.

  f. Inventories - Live field inventories of broilers are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. Finished products; feed, eggs and medication; and supplies are stated at the lower of cost (first-in, first-out method) or market. Inventories at March 29, 2003 and March 30, 2002 consist of the following:

..                                               2003         2002
..                                           ----------    ----------
           Finished products                $    6,078    $   11,116
           Field inventory and breeders         16,216        16,789
           Feed, eggs and medication             3,710         4,395
           Supplies                              1,483         1,876
..                                           ----------    ----------
                                            $   27,487    $   34,176

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  g.  Property, plant and equipment - Property, plant and equipment are stated
at cost. Depreciation is computed primarily using the straight-line method over the following lives:

           Buildings and improvements             3 to 30 years
           Machinery, furniture and equipment     3 to 17 years
           Vehicles                               3 to 8 years

  Maintenance and repairs are charged to expense as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income, net in the accompanying consolidated statements of operations.

  h. Intangible assets - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separate intangible assets that have finite lives will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 effective March 31, 2002.

  Intangible assets consist of deferred financing costs. The amortization period for these finite lived intangible assets ranges from six months to ten years. All finite lived intangible assets are shown net of accumulated amortization on the accompanying consolidated balance sheets.

  i. Employee insurance claims - The Company is self-funded under a minimum premium arrangement for the majority of employee claims under its group health plan. Since May 1992, the union employees of the Company have been covered for health insurance under a union health plan. The Company is self-insured for the majority of its workers' compensation risks. The Company's insurance programs are administered by risk management specialists. Insurance coverage is obtained for catastrophic workers' compensation and group health exposures, as well as those risks required to be insured by certain state laws. The Company's accrual for group health and workers' compensation liabilities of approximately $2,614 and $2,920 as of March 29, 2003 and March 30, 2002, respectively, is included in accrued expenses in the accompanying consolidated balance sheets.


  j. Earnings per share - Net income amounts presented in the accompanying consolidated statements of operations represent amounts available to common stockholders. The following table reconciles the denominator of the basic and diluted earnings per share computations:

                                           2003    2002    2001
..                                         -----   -----   -----
     Weighted average common shares       4,745   4,743   4,742
     Incremental shares from assumed
      conversions of options                  0       0       0
..                                         -----   -----   -----
     Weighted average common shares and
      dilutive potential common shares    4,745   4,743   4,742
..                                         =====   =====   =====

  k. Fiscal year - The Company's fiscal year closing date is the Saturday nearest March 31. Each of the three fiscal years presented include operations for a fifty-two week period.

  l. Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  m. Derivatives - The Company utilizes interest rate swaps to reduce interest rate risks on certain of its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. Effective April 1, 2001, the Company adopted SFAS No. 133, as amended, which established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial

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statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

  The following is an analysis of the changes in the net gain on cash flow hedges included in other comprehensive income:

         Balance, March 31, 2001                     $     0
         Cumulative effect of accounting change         (944)
         Net gain for 2002                               106
         Ineffective hedge transferred to earnings       (19)
         Net other comprehensive income                   87
         Balance, March 29, 2003                     $  (857)

         Net gain for 2003                           $    14
         Ineffective hedge transferred to earnings       843
         Net other comprehensive income                  857
         Balance, March 29, 2003                     $     0

  n. Fair value of financial instruments - The book values of cash, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at March 29, 2003 and March 30, 2002.

  The Company has entered into interest rate swap agreements with a total notional amount of $25,000 to fix the interest rate paid on portions of amounts outstanding under its term credit facilities. Certain of these agreements with a total notional amount of $15,000 expired during 2003.
The fair value of the interest rate swap agreements was approximately $(907) and $(968) at March 29, 2003 and March 30, 2002, respectively.

  o. Accounting for the impairment of long-lived assets - During 2003, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes and amends SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and it requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount the carrying amount of the assets exceeds the fair value of the assets. Based upon management's assessment of the existing assets, no impairment loss needs to be recognized at March 29, 2003.

  p. Accounting for stock-based compensation - The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees." Accordingly, no compensation cost was recognized for stock options, as all options were granted at an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant, as determined by the Company's board of directors. The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123," as required for disclosure purposes. SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

  No disclosure of pro forma earnings is required, as the Company did not grant any stock options during fiscal years 2003, 2002 and 2001.

  q. Shipping and handling costs - In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 was effective in the fourth quarter of fiscal year 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale

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transaction related to shipping and handling should be classified as revenue.
The EITF also concluded that, if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Shipping and handling costs are included in cost of sales in the accompanying statements of operations and totaled $11.3 million, $12.7 million and $9.3 million in 2003, 2002 and 2001, respectively.

  r. Recently issued accounting standards - On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. An entity shall recognize the cumulative effect of adoption of SFAS No. 143 as a change in accounting principle. The Company is not currently affected by this Statement's requirements.

  s. Reclassifications - Certain reclassifications have been made to the 2002 balances in order to conform to the 2003 presentation.

2.  INTANGIBLE ASSETS, NET
  Intangible assets consisted of the following at March 29, 2003 and March 30, 2002:

       Finite lived:                          2003        2002
..                                           -------     -------
        Loan financing costs                $   459     $ 1,515
         Accumulated amortization               (89)       (977)
..                                           -------     -------
        Net loan financing costs            $   370     $   538
..                                           =======     =======

  Future finite lived intangible asset amortization expense is as follows:

                    2004      $   210
                    2005           24
                    2006           25
                    2007           24
                    2008           25
              Thereafter           62
..                             -------
                              $   370
..                             =======

3.  LONG-TERM DEBT

  Long-term debt at March 29, 2003 and March 30, 2002 consists of the following:
                                                 2003		                2002
   Term note payable to a syndicate of banks;
   variable interest rate (7.25% at March 29,
   2003); principal and interest payable monthly
   of $707, through maturity on September 24,
   2003; secured by all assets except for the
   Collinsville plant and Rockmart feedmill.
   See last paragraph of this note.                    $  58,275   $  57,897

   Term note payable; fixed interest rate of 7.86%,
   principal and interest payable quarterly of $290,
   through maturity on April 1, 2011; secured by
   the Collinsville plant and Rockmart feedmill.          26,191      26,887

   Revolving credit agreement with a syndicate
   of banks, maturing September 24, 2003, variable
   interest rate (7.25% at March 29, 2003); secured
   by all assets except for the Collinsville plant
   and Rockmart feedmill. See last paragraph of
   this note.                                              1,000      39,980

   Other notes payable at varying interest rates
   and maturities.                                             7          42
..                                                      ---------   ---------
                                                          85,473     124,806
   Less current maturities                               (61,994)     (9,921)
   Long-term debt, less current maturities             $  23,479   $ 114,885

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  The Company's debt agreements contain certain restrictive covenants, which require that the Company maintain (1) a maximum leverage ratio, as defined in the debt agreement; (2) a minimum fixed charge coverage ratio, as defined in the debt agreement; (3) a year-to-date EBITA above a specified amount; (4) capital expenditures not to exceed certain limits; (5) sales above a specified amount; and (6) a minimum amount of adjusted current assets as defined in the debt agreement. As of March 29, 2003, the Company was in compliance with these covenants or any violations had been waived through April 3, 2004.

  Aggregate maturities of long-term debt during the years subsequent to March 29, 2003 are as follows:

          2004   $  61,994
          2005       1,667
          2006       1,807
          2007       1,955
          2008       2,100
    Thereafter      15,950
..                ---------
                 $  85,473
..                =========

  On June 13, 2003, the syndicate of banks financing the $58,275 term note payable and the $1,000 revolving credit agreement agreed to extend the "Termination Date" from September 24, 2003 to April 10, 2004. The agreement to extend the "Termination Date" also added an additional restrictive covenant that the Company had not violated as of June 13, 2003. SFAS No.
6, "Classification of Short-Term Obligations Expected to be Refinanced," identifies conditions that must be met to exclude these loans from current liabilities as of March 29, 2003. The Company does not meet all of these conditions. Accordingly, the $58,275 term note payable and the $1,000 revolving credit agreement remain classified as current maturities of long-term debt in the accompanying consolidated balance sheet.

4.  INCOME TAXES
  The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

  Effective in fiscal 1989, the Revenue Act of 1987 rescinded the cash-basis method of accounting for tax purposes previously used for the Company's farming operations. Approximately $3,389 of previously recorded income tax liabilities was indefinitely deferred. Under tax laws enacted in 1997, such liabilities are required to be amortized into taxable income over a twenty-year period.

  Income tax (benefits) provisions are reflected in the consolidated statements of operations as follows:

                                         2003        2002         2001
..                                      --------    ---------    ---------
      Current taxes                    $   (563)   $  (5,604)   $  (9,416)
      Change in valuation allowance           0       (5,000)           0
..                                      --------    ---------    ---------
                                           (563)     (10,604)      (9,416)
      Deferred taxes                     (8,495)      (1,881)         925
..                                      --------    ---------    ---------
                                       $ (9,058)   $ (12,485)   $  (8,491)
..                                      ========    =========    =========

  A reconciliation between income taxes computed at the federal statutory rate and the Company's income taxes benefit is as follows:

                                               2003        2002         2001
..                                            --------    ---------    --------
  Federal income taxes at statutory rate     $ (7,593)   $  (6,612)   $ (5,964)
  State income taxes, net of federal benefit     (456)        (397)       (695)
  Change in valuation allowance                     0       (5,000)        161
  Jobs and investment tax credits                (680)           0      (1,993)
  Other                                          (329)        (476)          0
..                                            --------    ---------    --------
                                             $ (9,058)   $ (12,485)   $ (8,491)
..                                            ========    =========    ========

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  Components of the net deferred income tax liability at March 29, 2003 and
March 30, 2002 relate to the following:
                                                     2003      2002
..                                                ---------   ---------
    Deferred income tax liabilities
     Family farm cash-basis deferral             $  (2,541)  $  (2,711)
     Inventories                                    (2,295)     (1,335)
     Property and depreciation                     (11,148)    (10,608)
     Income from joint ventures                     (1,741)     (4,642)
     Other                                            (893)       (444)
..                                                ---------   ---------
                                                   (18,618)    (19,740)
..                                                ---------   ---------
    Deferred income tax assets
     Tax credit carryforwards                    $   9,889   $   9,073
     Net operating loss carryforwards               10,675       3,485
     Accrued expenses                                1,080       1,394
     Other                                             402         721
..                                                ---------   ---------
                                                    22,046      14,673
    Less valuation allowance                        (6,764)     (6,764)
..                                                ---------   ---------
                                                    15,282       7,909
..                                                ---------   ---------
    Net deferred income tax liability            $  (3,336)  $ (11,831)
..                                                =========   =========


  At March 29, 2003, the Company has federal net operating loss carryforwards of approximately $17,126 which are available to offset future taxable income. These loss carryforwards expire in various amounts from 2022 through 2023. These carryforwards have been reflected to reduce deferred tax liabilities for financial statement purposes.

  The Company has federal and state tax credit carryforwards of approximately $7,276 which are available to reduce income taxes through 2013. Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Due to the significant amount of income that would be needed to fully utilize the credits available, the Company has recorded a valuation allowance for a significant portion of the deferred tax asset associated with the tax credit carryforwards.

  Effective April 2001, the state of Georgia enacted a law which gave the Company the ability to use up to $5,000 of tax credit carryforwards to offset state payroll withholding taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," the applicable portion of the valuation allowance has been adjusted during fiscal 2002 and included in income.

5.  STOCKHOLDERS' EQUITY
  Beginning in 1990, the board of directors authorized the purchase of up to $2,500 of the Company's stock on the open market. In February 2000, the board increased the authorized amount to $15,000. As of March 29, 2003, 636,240 shares had been repurchased and retired by the Company at a total cost of approximately $9,054.

6.  STOCK OPTION PLAN (not in thousands)
  In May 1993, the board of directors approved an incentive stock option plan (the "Plan"). Under the provisions of the Plan, options to purchase a maximum of 125,000 shares may be granted through 2003. The administrator of the Plan, appointed by the board of directors, determines the grantee, vesting period, exercise date, and expiration dates for all options granted. In addition, the Plan provides for the issuance of options at prices not less than market value at the date of grant. During May 1993, the Company granted 31,250 options with an exercise price of $9.30 under the Plan. No additional options have been granted since 1993. During 2003, 1,250 options were exercised, and 1,250 options expired, leaving no options exercisable at March 29, 2003. During 2002, 2,500 options were exercised, and no options expired, leaving 2,500 options exercisable at March 30, 2002. During 2001, no options were exercised and 1,250 options expired, leaving 5,000 options exercisable at March 31, 2001.


7.  SALES OF FACILITIES
  On September 29, 2001, the Company entered into an agreement to sale an idled processing facility in Atlanta to an unrelated party for $3,500. Under the terms of the agreement, the Company received a cash payment at closing of $2,500 and an unsecured note receivable bearing interest at 7.5% per annum for the balance. Interest under this note is payable quarterly commencing on December 1, 2001 and continuing through September 1, 2006. Starting April 1, 2002 and continuing each April 1 thereafter, the Company is to receive principal payments equal to the lesser of

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$200 or five percent (5%) of excess cash flows, as defined in the note agreement. Any remaining outstanding principal balance on the note is due and payable on September 28, 2006. Repayment of the note receivable has been guaranteed by the majority stockholder of the purchaser. The resulting gain on this sale of $1,000 has been deferred at March 29, 2003 and will be recognized as the note is collected.

  On December 3, 2001, the Company sold its idled processing facility in Macon, Georgia to an unrelated party for a purchase price of $6,800. The Company received a cash payment subsequent to closing of $75 and a note receivable secured by a first mortgage bearing interest at 6.0% per annum for the balance. Under the terms of the note agreement, the Company was to have received a total of at least $320 on or before September 30, 2002 and thereafter receive at least the accrued interest outstanding on an annual basis, with all principal and interest due no later than September 30, 2008. As of March 29, 2003, payments received on this note have been recorded as a deposit liability in the accompanying consolidated financial statements. Once sufficient payments have been received to meet the initial investment criteria required for real estate sales, the Company will recognize the sale of these assets. At March 29, 2003, the net book value of the assets held for sale was approximately $6,738.

8.  INVESTMENTS IN AND RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
  On March 26, 1993, the Company acquired a fifty percent equity interest in Cagle Foods JV, LLC ("Cagle Foods"), a joint venture formed with an unrelated party to own and operate the Company's processing facility at Camilla, Georgia.

  On November 14, 1997, the Company acquired a thirty percent equity interest in a joint venture with its joint venture partner in Cagle Foods. During 1998, the Company contributed certain property, plant and equipment and other assets in exchange for its equity interest in the new joint venture. This joint venture constructed a processing facility in Albany, Kentucky, which began limited operations in November 1998.

  The Company occasionally sells eggs and broilers to and purchases processed products from unconsolidated affiliates. In addition, the Company performs certain management and administrative services for unconsolidated affiliates. Sales to, purchases from, accounts payable to and receivable from, and service fees charged to unconsolidated affiliates are summarized as follows:

..                                   2003      2002      2001
..                                 --------  -------   --------
      Sales                        $   426  $    61   $  1,798
      Purchases                         27    5,017      4,509
      Accounts receivable                0      186         37
      Accounts payable                   0    1,031        310
      Administrative service fees      746    1,348      1,320

  On April 30, 2002, the Company sold its interest in Cagle Foods to its partner in the venture for $50,000. These proceeds, which were received at closing, were applied to reduce the Company's outstanding indebtedness under its term note by $37,500 and its revolving credit agreements by $12,500.

  The Company accounts for its investments in affiliates using the equity method. The Company's share of affiliates' earnings and management fees was approximately $4,446, $10,958 and $11,915 for the years ended March 29, 2003, March 30, 2002 and March 31, 2001, respectively. At March 29, 2003, undistributed accumulated deficit from affiliates was approximately $40.
The Company's share of the affiliates earnings are based on the audited results for the year ended December 28, 2002, adjusted for the unaudited results for interim periods.

  Summarized combined unaudited balance sheet information for unconsolidated affiliates as of March 29, 2003 and March 30, 2002 is as follows:

..                                               2003         2002
..                                           ----------   ----------
    Current assets                          $   27,778   $  103,290
    Noncurrent assets                           67,600      155,848
..                                           ----------   ----------
    Total assets                            $   95,378   $  259,138
..                                           ----------   ----------
    Current liabilities                     $   15,348   $   47,696
    Noncurrent liabilities                      70,585       99,213
    Owners' equity                               9,445      112,229
..                                           ----------   ----------
    Total liabilities and owners' equity    $   95,378   $  259,138
..                                           ==========   ==========

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  Summarized combined unaudited statements of operations information for unconsolidated affiliates for the years ended March 29, 2003, March 30, 2002 and March 31, 2001 is as follows:

..                                   2003         2002         2001
..                               ----------   ----------   ----------
      Net sales                 $  232,953   $  394,754   $  392,181
      Gross profit                  39,476       44,427       52,574
      Operating income              20,155       33,752       35,209
      Income before taxes           15,506       30,709       29,426

9.  MAJOR CUSTOMERS
  Sales to the Company's major customer during 2003, 2002 and 2001 was approximately $52,382 (17%), $57,515 (16%) and $54,413 (19%), respectively, of net sales. Additionally, in fiscal 2001, a major portion of the joint venture's sales (Note 8) was to one of the Company's largest customers. The Company had an agreement with this customer to supply finished products under a cost-plus arrangement, and approximately 17% of the Company's production was committed to the customer during 2001. Under the arrangement, production in excess of the customer's demands and by-products were sold to other customers. The Company ceased selling to this customer as of July 2000.

10.  BENEFIT PLANS
  Under a collective bargaining agreement, the Company contributes to a multi-employer pension plan for the benefit of certain employees who are union members. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not available. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer, upon withdrawal from a multi-employer plan, is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. The Company's contribution rate is a fixed-dollar amount per eligible employee. The Company made total contributions to the union plan of approximately $209, $207 and $268 in 2003, 2002 and 2001, respectively.


  The Company has a 401(k) retirement plan for employees not covered by a collective bargaining agreement. Under the plan, the Company matches contributions up to two percent of participating employees' salaries. Additional contributions may be made at the discretion of the Company's board of directors. The Company made matching contributions of approximately $297, $267 and $272 in 2003, 2002 and 2001, respectively. No discretionary company contributions have been made to this plan.

The Company does not provide postretirement medical or other benefits to employees.

11.  OTHER NON-RECURRING INCOME
  During the year ended March 29, 2003, the Company received $6,697, which represents recovery from the settlement of lawsuits involving vitamin manufacturers. This recovery is included as a reduction of cost of sales in the accompanying consolidated statement of operations.

12.  COMMITMENTS AND CONTINGENCIES
  The Company leases certain of its buildings, equipment and vehicles under noncancellable operating leases. The statements of income include rental expense relating to these operating leases of approximately $3,151, $3,588 and $2,579 in 2003, 2002 and 2001, respectively.

  At March 29, 2003, future minimum payments under noncancellable operating leases were as follows:

             2004    $  1,786
             2005	      2,109
             2006         923
..                    --------
             Total   $  4,818
..                    ========

  The Company has entered into contracts for the purchase of grain, primarily corn and soybean meal and other feed ingredients. These contracts specify the quantity to be purchased, and the cost is determined upon delivery using current market prices. The Company estimates its purchase commitments under these contracts to be approximately $3,379 at March 29, 2003, which approximates current market price.

  At March 31, 2001 the Company was involved, as were many other companies in the industry, in purported class action litigation brought on by several independent growers. During fiscal 2002, the Company settled a portion of the lawsuits by paying approximately $598. During the year ended

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March 29, 2003, the Company settled another portion of the lawsuits by paying
$1,400. At March 29, 2003, the Company continues to vigorously defend these lawsuits. As such, the Company has not accrued any losses in connection with the remaining lawsuits.

  The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.


13.  CONCENTRATION OF CREDIT RISK
  Financial instruments which potentially subject the company to concentrations of credit risk consist primarily of trade receivables or other financial instruments with a variety of customers and cash and cash investments deposited with financial institutions.

  Concentrations of credit risk with respect to accounts receivable and other financial instruments are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support accounts receivable.

  At March 29, 2003 and March 30, 2002 and during the years then ended, the Company maintains cash and cash investment balances with financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) insured limits.

14.  QUARTERLY FINANCIAL DATA (Unaudited)
  Quarterly financial data is as follows (in thousands, except per share data):

                                                                Earnings
                                           Operating            Per Share
                                   Net      Income       Net    (Basic and
                                  Sales     (Loss)     Income   Diluted)
..                               ---------  --------   --------  ----------
Fiscal year 2003 quarter ended:
  June 29, 2002                 $  84,758  $ (5,025)  $  3,710  $     0.78
  September 28, 2002               81,369    (7,818)    (5,492)      (1.16)
  December 28, 2002                72,550   (13,919)    (9,246)      (1.95)
  March 29, 2003                   75,123    (3,735)    (2,244)      (0.47)

Fiscal year 2002 quarter ended:
  June 30, 2001                 $  88,943  $ (4,958)  $  2,413  $     0.51
  September 29, 2001               84,440    (2,342)    (1,372)      (0.29)
  December 29, 2001                85,560    (3,858)    (1,428)      (0.30)
  March 29, 2003                   94,849   (10,607)    (6,574)      (1.39)

Fiscal year 2001 quarter ended:
  July 2, 2000                  $  71,260  $ (2,603)  $   (187) $    (0.04)
  September 30, 2000               74,889    (1,719)       590        0.12
  December 30, 2000                61,705    (9,300)    (5,082)      (1.07)
  March 31, 2001                   71,817   (10,526)    (4,368)      (0.92)

15.  CONTINUING OPERATIONS
  The Company's continued operations are dependent upon the restructuring of its debt obligations and a return to profitability.

  The Company incurred net losses for the years ended March 29, 2003, March 30, 2002 and March 31, 2001 of $13,272, $6,961 and $9,049, respectively.
Surviving under the weight of start-up difficulties at its state-of-art Perry facility, the Company's financial circumstances were complicated by the sale of its joint venture interest in the Keystone facility. Under pressure from lenders to reduce their outstanding lines, the Company sold this interest and funds were applied to the loans non-ratably leaving the Company with very little working capital to survive depressed industry conditions. Additionally, due to customer changes, the Company's product mix no longer includes cost-plus products and operating losses grew as lower commodity returns replaced higher value-added returns. As a result of these factors, the Company continued to incur significant losses which caused debt covenant violations with lenders as discussed in Note 3. As a result of these violations, the lenders have instituted higher interest rates and waiver fees, which have further increased the Company's losses.

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  The Company expects easing of competitive issues arising from the over supply in the market to lead to better market pricing in the next fiscal year and therefore to assist with part of its improvement in operating results. The Company also intends to formalize its new marketing plan with the goal of improving the product mix to include a greater percentage of value-added products. This plan will also seek to capitalize on future areas of opportunity as the poultry markets recover from the current down cycles. The Company will initiate operational changes that will provide more streamlined processing as well as reduce costs. Management's first action in this regard was discontinuing the second shift at its Pine Mountain Valley plant effective April 26, 2003.

  Implementation of these steps will occur over several months. Financing, as discussed below, will be needed to provide sufficient funding as these changes phase in. The Company's greatest strengths are its product, expansive customer base, customer service, lean overhead, state-of-the-art facilities, experienced management team, and strong operating history. It is the Company's strong management team with its ability to adjust to rapidly changing situations that will provide it the capability to successfully execute this business plan.

  At March 29, 2003, the Company held debt obligations of $59,275, plus accrued interest, with a "Termination Date" of September 24, 2003.
Primarily as a result of ongoing net losses and inconsistent compliance with financial covenants, the lenders have expressed intent not to renew such financing, and the Company's current financial condition does not allow for repaying this debt at the "Termination Date." The Company has worked with its senior lenders for several months to restructure the terms of the existing debt facility, however an agreement satisfactory to the Company has not been reached. As indicated in Note 3, the lenders did agree on June 13, 2003 to extend the "Termination Date" from September 24, 2003 to April 10, 2004. The $59,275 of debt obligations continues to be reflected as a current liability in the consolidated balance sheet as stated in Note 3.


  Management's plans are to obtain financing from other lenders to restructure its debt to a level the current operations of the Company can service. Toward this effort, the Company has retained financial advisors to assist it in exploring strategic alternatives which include, among other things, sale of assets, strategic investment in the Company or refinancing of the Company's credit facility.


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Officers and Directors

Cagle's, Inc.
Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

JOHN J. BRUNO
Senior Vice President Sales and
Marketing

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

JAMES DAVID CAGLE
Vice President New Product Sales

GEORGE DOUGLAS CAGLE
Vice President New Product
Development

A. BRAD HARP
Vice President, Live Production

Board of Directors

J. DOUGLAS CAGLE
Chairman, Cagle's, Inc.

JERRY D. GATTIS
President and Chief Operating Officer, Cagle's, Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO, Cagle's, Inc.

GEORGE DOUGLAS CAGLE
Vice President New Product
Development, Cagle's, Inc.

JAMES DAVID CAGLE
Vice President New Product Sales
Cagle's, Inc.

CANDACE CHAPMAN
Principal, C2Associates, Ltd.


MARK M. HAM IV
Vice President Management
Information Systems, Cagle's, Inc.

PANOS KANES
Partner Kanes & Benator Law Firm
Partner Kanes & Benator and Co., LLP CPA's

JOHN J. BRUNO
Senior Vice President Sales and
Marketing, Cagle's, Inc.

G. BLAND BYRNE
Partner
Byrne, Moore & Davis

Audit Committee
CANDACE CHAPMAN, Chairperson
G. BLAND BYRNE
PANOS KANES

Subsidiary
Cagle's Farms Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

A. BRAD HARP
Vice President, Live Production

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

Board of Directors

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer Cagle's, Inc./Cagle's Farms Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc./Cagle's Farms Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/ Treasurer/CFO Cagle's, Inc./Cagle's Farms Inc.

MARK M. HAM IV
Vice President Management
Information Systems
Cagle's, Inc./Cagle's Farms Inc.

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Corporate Data

Annual Stockholders' Meeting

The Annual Stockholders'
Meeting will be conducted at the Corporate Headquarters, 2000
Hills Avenue, N.W., Atlanta,
Georgia, at 11:00 A.M. on
Monday, July 21, 2003.

Form 10-K

The Form 10-K Annual Report
for 2003, as filed by the Company with the Securities and Exchange Commission, is available to Cagle's, Inc. stockholders after
June 30, 2003 on request and
without charge.

Write

KENNETH R. BARKLEY
SENIOR VICE PRESIDENT
FINANCE/TREASURER/CFO
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

General Information

Registrar and Transfer Agent
SUNTRUST BANK
Atlanta, Georgia

Legal Counsel
BYRNE, MOORE & DAVIS P.C.
Atlanta, Georgia

Auditors
MOORE STEPHENS FROST, PLC
Little Rock, Arkansas

Corporate Headquarters

2000 Hills Ave., N.W.
Atlanta, Georgia 30318

COLLINSVILLE, Alabama
Processing, Further Processing &
Distribution

ATLANTA, Georgia
Distribution & Further Processing

DALTON, Georgia
Feed Mill, Hatchery & Growout

PINE MOUNTAIN VALLEY, Georgia
Processing & Deboning

FORSYTH, Georgia
Feed Mill, Hatchery & Growout

PERRY, Georgia
Processing Plant & Further Processing

ROCKMART, Georgia
Feed Mill


For current financial and company
information, visit our website at
cagles.net

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